Filed Pursuant to Rule 433 Registration No. 333-133852

Strategic Accelerated Redemption Securities®

to be issued by Bank of America Corporation

Strategic Accelerated Redemption Securities® (Notes) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC) that offer investors the opportunity for an early redemption prior to maturity at a fixed premium through an automatic call. If not called prior to maturity, the Notes will repay the principal amount if the level of the underlying asset is at or above a specified level, while bearing one-for one (or in some cases, leveraged) downside exposure if the underlying asset has declined below the specified buffer. An investment in the Notes will not yield any positive return if the Notes are not automatically called prior to the maturity date, and in such cases, the investment may also result in a loss.

This fact sheet is intended to provide an overview of the Notes and does not provide the terms of any specific series of the Notes. Prior to any decision to invest in a specific series of the Notes issued by BAC, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of the offering of a specific series of the Notes, as well as the risks, tax treatment, and other relevant information about such a series of the Notes. Additionally, investors should consult their accounting, legal, or tax advisors before investing in the Notes.

COMMON FEATURES

Linked to the performance of a wide range of underlying assets

o	The Notes will be automatically called at a fixed premium on specific observation dates prior to maturity if the level of the underlying asset is at or above its applicable “Call Level,” which is generally equal to the closing level of the underlying asset on the pricing date
o	Generally include a buffer that offsets losses if the underlying asset declines
o	One-for-one or, in some cases, leveraged downside exposure if the underlying asset declines below the buffer
o	Terms of approximately 1 to 3 years
o	No principal protection
o	No periodic interest payments
o	Usually issued at an original offering price of $10 per unit
o	May be listed on a U.S. exchange
o	The Notes described in this fact sheet are intended for investors that have moderately “bullish” views with respect to the underlying asset. “Bearish” Notes may also be issued, and would be automatically called if on an observation date the level of the underlying asset is at or below its applicable Call Level, while resulting in a loss if the value of the underlying asset increases above the buffer

RATIONALE

Investors may want to consider an investment in the Notes when the market environment is expected to be moderately positive in the near term (or bearish Notes in a moderately negative market environment). Investors must be willing to forgo interest payments and be able to tolerate risk of loss of their investment.

ADVANTAGES

o	Opportunity for enhanced return: The Notes offer the potential for investors to earn a fixed premium over the underlying asset prior to maturity.
o	Complement to a long-term strategy: The Notes can be integrated into an investor’s overall investment strategy without tying up assets for longer than the term of the Notes. If investors want to sell the Notes prior to maturity, they may be able to do so if a secondary market develops. However, the price paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.
o	Choose from a variety of strategies: The Notes provide investors with the ability to express bullish or bearish views on individual underlying assets or baskets of underlying assets, such as market indices, stocks, commodities, currencies, and across asset classes.
o	Diversification: Because the Notes can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios. Investors should understand, however, that the sole obligor on Strategic Accelerated Redemption Securities is BAC.
o	Access to alternative markets: The Notes may provide access to one or a group of assets not readily available to individual investors through traditional investment strategies.

RISK FACTORS

Factors to consider before investing in the Notes include:

o	The investment may result in a loss. Unless automatically called prior to maturity, the Notes will yield no positive return.
o	The return is limited to a specified call premium if the Notes are automatically called prior to maturity.
o	The return may be lower than the return on other BAC debt securities of comparable maturity.
o	The return on the Notes will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.
o	A trading market for the Notes is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for the Notes on a date prior to the stated maturity date will be affected by this and other important factors, including costs of developing, hedging, and distributing the Notes. The price paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.
o	Many factors will affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.
o	Purchases or sales of the underlying asset, components of or securities based on the underlying asset by BAC and its affiliates may affect the return.
o	Potential conflicts of interest between BAC and investors in the Notes could arise.
o	Tax consequences of investments in the Notes are uncertain.

Strategic Accelerated Redemption Securities are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. Strategic Accelerated Redemption Securities are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Strategic Accelerated Redemption Securities will rank equally with BAC’s other senior unsecured debt and any payment due on the Strategic Accelerated Redemption Securities, including any repayment of principal, will be subject to the credit risk of BAC.

Strategic Accelerated Redemption Securities are one type of Structured Investment offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
CATEGORY: KEY FEATURE:

Principal Protection Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation Can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Strategic Accelerated Redemption Securities may be right for you.

IMPORTANT NOTICE: Bank of America Corporation “BAC” has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

Strategic Accelerated Redemption Securities® is a registered service mark of Merrill Lynch & Co., Inc.

Merrill Lynch & Co., Inc. is a subsidiary of BAC.

© 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.

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